Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Results of Annual General Meeting of Shareholders

Vancouver, BC – December 2, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on December 1, 2011.

At the Meeting, the following board members stood for election and were duly elected to hold office until the next Annual General Meeting: Raul Ferrer, Richard Fifer, David Kaplan and David Levy. Ernst & Young LLP, Chartered Accountants, was re-appointed as external auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the external auditor. In addition, the Company’s shareholders approved a resolution to amend the Articles of the Company in order to provide an option to shareholders to hold their shares in either the form of a physical share certificate or in “book-entry” form via an electronic Direct Registration System

No other business was brought before the meeting.

The Company was pleased to see another high voter turnout with 44.91% of its outstanding shares represented at the Meeting and wishes to thank its shareholders for their participation.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.